UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2) [1]	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
DENDRITE INTERNATIONAL, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
248239-10-5
(CUSIP Number)
December 31, 2002

(Date of Event Which Requires Filing of this Statement)
[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

        [1]   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No. 248239 10 5	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	JOHN E. BAILYE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

NUMBER OF		5.	SOLE VOTING POWER
SHARES			3,418,384
BENEFICIALLY
OWNED BY		6.	SHARED VOTING POWER
EACH			677,905
REPORTING
PERSON		7.	SOLE DISPOSITIVE POWER
WITH			3,418,384

		8.	SHARED DISPOSITIVE POWER
			677,905

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			4,096,289

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%

12.	TYPE OF REPORTING PERSON* (see instructions)
	IN
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Item 1(a).	Name of Issuer:
Dendrite International, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1200 Mount Kemble Avenue Morristown, New Jersey 07960
Item 2(a).	Name of Persons Filing:
John E. Bailye
Item 2(b).	Address of Principal Business Office, or if None, Residence:
1200 Mount Kemble Avenue Morristown, New Jersey 07960
Item 2(c).	Citizenship:
U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
248239-10-5

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned:

  4,096,289

  (b)
  Percent of class:

  10.1%

  (c)
  Number of shares as to which such person has:
  (i)
  Sole power to vote or to direct the vote:

  3,418,384 (includes 658,935 shares subject to employee stock options currently exercisable or exercisable within 60 days)

  (ii)
  Shared power to vote or to direct the vote:

  677,905

  (iii)
  Sole power to dispose or to direct the disposition of:

  3,418,384 (includes 658,935 shares subject to employee stock options currently exercisable or exercisable within 60 days)

  (iv)
  Shared power to dispose or to direct the disposition of:

  677,905

        606,905 shares are held by Carinya Holding Company (“Carinya”). Carinya is a general partnership consisting of Mr. Bailye, Mr. Bailye’s wife and trusts for the benefit of each of their two minor children, as general partners. The trustees of such trusts are Mr. Bailye’s parents and Mrs. Bailye’s parents, respectively, as general partners. Mr. Bailye disclaims beneficial ownership of the shares owned of record by Carinya, except to the extent of the two
  10% partners’ interests therein owned by Mr. Bailye and his spouse, respectively.
  71,000 shares are held by the Bailye Family Foundation (the “Foundation”). The
  Foundation is a trust established exclusively to provide financial support for charitable organizations which are intended to be tax-exempt institutions under
  Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. Mr. Bailye and his spouse constitute two of the three trustees of the Foundation.
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Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

Page 5 of 6 pages

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003	JOHN E. BAILYE —————————————— JOHN E. BAILYE

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